UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

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Commission File Number: 001-38369

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Huami Corporation

Building H8, No. 2800, Chuangxin Road

Hefei, 230088

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ___X____          Form 40-F     _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Change of Composition of Audit Committee

Huami Corporation (the “Company”) reports that Ms. Yunfen Lu has resigned from the audit committee of the Company’s board of directors, effective as of February 7, 2019. Upon Ms. Lu’s resignation, the audit committee of the Company’s board of directors will be comprised of Mr. Jimmy Lai and Dr. Hongjiang Zhang, each as an independent director. Ms. Lu will continue to serve as a director of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Huami Corporation

By:	/s/ David Cui
Name:	David Cui
Title:	Chief Financial Officer

Date: February 12, 2019